SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release   ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF SÃO BENTO

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
News Release

31 July 2008

ANGLOGOLD ASHANTI AGREES TO ACQUIRE 100% OF SÃO BENTO
AngloGold Ashanti Limited (“AngloGold Ashanti”) is pleased to announce that it has entered into a letter agreement with Eldorado Gold Corporation (“Eldorado”) to acquire 100% of Eldorado’s wholly owned subsidiary, São Bento Gold Limited
(“SBG”), which company in turn wholly owns São Bento Mineração S.A. (“SBMSA”)
for a consideration of US$70 million to be settled by the issue of AngloGold Ashanti shares to Eldorado (“the Transaction”).
SBMSA holds the São Bento Mine (“São Bento”), a Brazilian gold operation located in the immediate vicinity of AngloGold Ashanti’s proposed Córrego do Sítio Mine
(“Córrego do Sítio”). Córrego do Sítio is part of AngloGold Ashanti Mineracão Ltda and is located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas
Gerais State, Brazil. São Bento started its operations in 1986 and operated until
January 2007, at which time São Bento’s process plant and facilities were placed on care and maintenance.
At Córrego do Sítio, AngloGold Ashanti is currently investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground ore bodies. Underground development to further access and explore these ore bodies, as well as trial mining, is in progress. Prior to the acquisition of São Bento, it was expected that Córrego do Sítio would produce approximately 100,000 ounces of gold annually over 14 years with production scheduled to commence in mid-2011.
The acquisition of São Bento provides AngloGold Ashanti with the potential to double the scale, and considerably enhance the potential, of the Córrego do Sítio project.
Initially it is envisaged that ore from Córrego do Sítio will be treated in the São Bento process plant using a refurbished and modified circuit of milling and flotation with the concentrate being transported to AngloGold Ashanti Mineracão Ltda’s Quieroz plant.

Furthermore, following a planned exploration program at São Bento it is expected that an expansion of the São Bento process plant will be implemented (currently anticipated to be implemented in 2013) that will allow for the full treatment of ore
(and production of gold) from ore bodies both at Córrego do Sítio and São Bento at the São Bento process plant, at which point gold production from the expanded
Córrego do Sítio project could exceed 200,000 ounces per annum. In addition, the acquisition of São Bento further enhances AngloGold Ashanti’s dominant position as a gold producer within Brazil’s Iron Quadrangle with the possibility of being a further consolidator within this region.
The Transaction is subject to the execution and delivery of all definitive agreements necessary to implement the Transaction and the receipt of all necessary regulatory, ministerial and other government approvals in South Africa and Brazil including the approval of the South African Reserve Bank and the SDE-CADE antitrust approval in
Brazil. It is anticipated that these approvals will be obtained and that the Transaction will close early in the fourth quarter of this year. Prior to the implementation of
Transaction and at Eldorado’s cost, the Villa Nova Iron Ore Project located in the
Amapa District of Brazil, certain mining equipment and certain key employees of
SBMSA, will be transferred out of SBMSA to Eldorado. All other assets of SBMSA will remain. In addition, prior to the implementation of the Transaction Eldorado will also settle all shareholder and third party loans outstanding to SBG.

Commenting on the Transaction, Ron Largent, Executive Vice President America’s
commented “The São Bento assets have the potential to double the scale, and therefore significantly enhance the potential, of the Córrego do Sítio project. As such
AngloGold Ashanti’s annual gold production from Brazil could increase by some
200,000 ounces. The acquisition of São Bento forms an important contributor to the growth of our Brazilian operations and further enhances the position of AngloGold
Ashanti in Brazil’s Iron Quadrangle.”

Queries
South Africa
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383
+27(0)833500757
afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637 6813
jjones@AngloGoldAshanti.com
+27(0)828960306

Himesh Persotam (Investors)                 hpersotam@AngloGoldAshanti.com
+27 (0) 11 637 6647
+27(0)823393890

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Certain statements made during this communication including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook for AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, may contain certain forward looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward looking statements are reasonable, no assurance can be given that such statements will prove to have been correct, Accordingly, results could differ materially from those set out in the forward looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment, and other governmental actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti’s annual report for the year ended 31 December 2007, which was distributed to stakeholders on 31 March 2008, AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 31, 2008
By: /s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary